UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Translation of registrant’s name into English)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of HomesToLife Ltd (the “Company”) convened at October 27, 2026, at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on October 26, 2026), at 12 Tai Seng Link, #03-01A, Singapore 534233, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 89,687,500 votes, as of October 6, 2026, the record date, were outstanding. There were present in person or by proxy 89,687,500 ordinary shares voted at the Meeting, which represents 97.79% of the votes of the outstanding ordinary shares in the Company. The results of the votes were as follows.

1.	Proposal One - A SPECIAL RESOLUTION THAT the Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is as set out at Annex A hereto, be adopted to in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, to, among other things, to (a) meet the listing requirements of Singapore Exchange Securities Trading Limited (“SGX-ST”), (b) grant authority to Board to declare all dividends including final dividends, and (c) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, effective upon the Company’s listing on the SGX-ST.

	For	Against	Withheld/Abstained
Total	87,704,263	0	0

2.

Proposal Two - AN ORDINARY RESOLUTION THAT:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies which fall within the definition of “entities at risk” under Chapter 9 of the Listing Manual of the SGX-ST or any of them to enter into any transaction falling within the categories of mandated interested person transactions set out in this proxy statement, with any party who is of the class or classes of mandated interested persons described in this proxy statement, provided that such transaction is made on normal commercial terms and is not prejudicial to the Company and its minority shareholders, and is entered into in accordance with the review procedures for interested person transactions as set out in this proxy statement (such shareholders’ general mandate hereinafter called the “IPT General Mandate,” details of which are set out at Annex B hereto);

(b) the IPT General Mandate shall take effect from the Company’s listing on the SGX-ST and will, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next annual general meeting of the Company or until the date on which the next annual general meeting of the Company is required by law to be held, whichever is the earlier;

(c) the audit committee of the Board of Directors be and is hereby authorized to take such action as it deems proper in respect of the procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual of the SGX-ST which may be prescribed by the SGX-ST from time to time; and

(d) the Directors and each of them be and are hereby authorized and empowered to complete and to do all such other acts and things (including executing such documents as may be required) as they may consider necessary, desirable or expedient in the interests of the Company in connection with or for the purposes of giving full effect to the IPT General Mandate and/or this Ordinary Resolution.

	For	Against	Withheld/Abstained
Total	2,691,763	0	85,012,500

All interested persons (being a director, chief executive officer, or controlling shareholder of the Company) and their associates abstained from voting on this proposal.

3.	Proposal Three - AN ORDINARY RESOLUTION THAT the Company adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	For	Against	Withheld/Abstain
Total	87,704,000	263	0

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

99.1	Press release dated October 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

Date: October 27, 2026